MAIL STOP 4-6

      December 9, 2004

Joshua Pickus
Chief Executive Officer
Niku Corporation
305 Main Street
Redwood City, California 94063

Re:	Niku Corporation
	Registration Statement on Form S-3/A
	File No. 333-120653
	Filed on December 6, 2004

Dear Mr. Pickus,

	This is to advise you that we limited our review of the above captioned registration statement to the matter identified below and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3/A

Legal Opinion
1. We note that Exhibit 5.1 opines on the proposed common stock offering that is being registered as part of the prospectus supplement. However, it does not appear that you have filed a legality opinion that opines on all of the securities being registered on the prospectus relating to a proposed "universal shelf"
(e.g. common stock, preferred stock, debt securities, warrants, etc.). While we understand that you will continue to file dated legality opinions of counsel for the appropriate securities when a takedown occurs, please revise to file a signed legality opinion that specifically opines on the all of the securities that are contemplated by the universal shelf registration statement prior to effectiveness.
Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.




	If you have any questions, please call Jeffrey B. Werbitt at
(202) 942-1957. If you need further assistance, please contact the undersigned at (202) 942-1818 or Barbara C. Jacobs, Assistant
Director, at (202) 942-1800.

								Sincerely,



								Mark P. Shuman
								Branch Chief-Legal

cc:	Gregory C. Smith, Esquire
	Celeste E. Greene, Esquire
	Skadden, Arps, Slate, Meagher & Flom LLP
	525 University Avenue, Suite 1100
	Palo Alto, California 94301






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Niku Corporation
S-3/A
December 9, 2004
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